

October 8, 2014

Via E-mail
Mr. Scott B. Flaherty
Senior Vice President and Chief Financial Officer
Colt Defense LLC
547 New Park Avenue
West Hartford, CT 06110

> **RE: Colt Defense LLC**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 20, 2014**
> **Form 10-K/A for the Year Ended December 31, 2013**
> **Filed September 15, 2014**
> **Form 10-Q for the Quarter Ended June 29, 2014**
> **Filed September 15, 2014**
> **File No. 333-171547**

Dear Mr. Flaherty:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2013

General

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2.   It does not appear that you have filed your Section 906 certifications. SEC Release 33-8238 requires Section 906 certifications to be filed as exhibits to annual and quarterly

reports. As such, please file amendments to your December 31, 2013 Form 10-K/A, March 30, 2014 Form 10-Q and June 29, 2014 Form 10-Q to include Section 906 certifications. In doing so, please refile the filings in their entirety, along with the certifications. The certifications should be currently dated and refer to the amended filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 35

3.   Given your significant foreign operations, please enhance your liquidity disclosure to address the following:

- Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2013; and

- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Item 8. Financial Statements and Supplemental Data, page 42

Note 2. Summary of Significant Accounting Policies, page 50

Self-Funded Medical Plan and Self-Funded Worker's Compensation, page 69

4.   You indicate that you are self-insured for worker's compensation and medical insurance. Please disclose your stop loss limits associated with each risk you are self-insured for, including, but not limited to, worker's compensation and medical insurance.

Exhibit 31 - Certifications

5.   The certifications presented in your December 31, 2013 Form 10-K/A omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file an amendment to your Form 10-K/A to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b). In addition, the certifications presented in your March 30, 2014 and June 29, 2014 Forms 10-Q omit the internal control over financial reporting language from the introductory portion of paragraph 4. Please file amendments to your Forms 10-Q to include certifications that do not exclude the introductory portion of paragraph 4. Please ensure that the revised certifications refer to the Form 10-K/A or

Form 10-Q/A, as appropriate, and are currently dated. Refer to Item 601(b)(31) of
Regulation S-K.

Form 10-Q for the Quarter Ended June 29, 2014

General

6.   Please address the above comments in your interim financial statements to the extent they
        are applicable.

Item 1. Financial Statements

Note 9. Notes Payable and Long-Term Debt, page 19

7.   Regarding the senior notes that you issued on November 10, 2009, we note that you
        entered into a supplement to the Indenture on June 19, 2013 by which Dutch Holdings,
        Colt Canada and Colt Defense Technical Services LLC became new subsidiary
        guarantors to the senior notes. Additionally, you entered into another supplement to the
        Indenture on July 12, 2013 by which New Colt and Colt's Manufacturing became parties
        to the Indenture and each agreed to jointly and severally guarantee the obligations under
        the Indenture. As such, please tell us what consideration you gave to providing financial
        statements pursuant to Rule 3-10 of Regulation S-X.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Liquidity and Capital Resources, page 36

8.   You disclose that absent an amendment to the Term Loan, you would have been in
        violation of certain of your financial covenants as of June 29, 2014. You further disclose
        that it is possible you will not meet one or more of the Term Loan covenants as of
        December 31, 2014 or subsequent quarters of 2015. Please disclose for your current
        material covenants the required ratios/amounts as well as the actual ratios/amounts as of
        each reporting date. This will allow readers to understand how much cushion there is
        between the required ratios/amounts and the actual ratios/amounts. Please also consider
        showing the specific computations used to arrive at the actual ratios/amounts with
        corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and
        IV.C of the SEC Interpretive Release No. 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief